Exhibit 99.1

News Release
NYSE, TSX: NTR
June 21, 2021

Nutrien Raises Guidance: Announces a Further Half-

Million Tonne Increase in 2021 Potash Production

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today that it has increased its first-half 2021 earnings guidance given the strength in global fertilizer markets and strong operational results. First-half 2021 adjusted net earnings per share (EPS) is expected to be $2.30 to $2.50, up significantly from our previous guidance of $2.00 to $2.20 (first quarter adjusted net earnings per share was $0.29).

We will provide updated 2021 full year guidance at the time of our second quarter results in early August. However, we expect the midpoints of both our 2021 adjusted EBITDA and adjusted EPS guidance to be above the top end of the ranges previously provided at the time of our first quarter results.

In response to continued tightening in global potash market conditions, we are flexing our low-cost network of six mines to draw upon our available capacity in a timely manner and are planning to produce a further half a million tonnes of potash, which is in addition to the half a million tonne increase announced on June 7, 2021. As a result, we now expect to produce one million tonnes of incremental potash in 2021 compared to expectations earlier this year. The majority of the increased production is expected to occur in the fourth quarter, with some of these additional tonnes expected to be sold in early 2022. Our updated guidance for potash sales volumes in 2021 is 13.3 to 13.8 million tonnes, which would exceed our previous record high for annual sales volumes of 13 million tonnes set in 2018.

“The quality and breadth of our integrated network combined with unparalleled expertise in potash mining and an exceptional transportation and logistics system helps ensure our customers have the crop inputs they need to feed a growing world and drives tremendous shareholder value. With continued strength in global agriculture and crop input markets, we are raising guidance and expanding our potash production by a total of one million tonnes to ensure farmers get the potash they need,” commented Mayo Schmidt, Nutrien’s President and CEO.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute around 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” under applicable securities laws, including without limitation, those referring to Nutrien’s 2021 annual and first-half guidance including our expectations regarding our adjusted net earnings per share and adjusted EBITDA guidance and our expectations regarding potash market conditions and production. These statements are based on certain expectations and assumptions made by Nutrien (all as more fully described in our quarterly and annual filings) and including expected business, regulatory and industry conditions, demand, supply, product availability, supplier agreements, logistics, operations, and availability and cost of labor. As actual results could vary materially from the forward-looking statements, you should not put undue reliance on them. The purpose of our adjusted net earnings per share and adjusted EBITDA guidance is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Such statements are also subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release which include, but are not limited to: market and general economic conditions; the supply and demand and price levels for our products; delays in production or mining processes; sufficient, cost-effective and timely transportation and storage of our product; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements resulting from new information or future events, except as may be required under applicable securities laws.

Non-IFRS Financial Measures

This news release references certain non-IFRS measures, including adjusted net earnings per share and adjusted EBITDA guidance, which management believes provide transparent and useful supplemental information to management and investors in evaluating Nutrien’s financial performance, financial condition and/or liquidity. Such measures are not calculated or presented in accordance with IFRS and, accordingly, should not be considered as a substitute for, or superior to, financial measures prepared in accordance with IFRS. Further, such non-IFRS measures may not be comparable to similar measures presented by other companies. Refer to the disclosure under the heading “Appendix B – Non-IFRS Financial Measures” included in news release dated May 3, 2021 announcing our first quarter results, as filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov under our corporate profile, for a discussion of how such non-IFRS measures are calculated, their purpose and usefulness to users, including management.

FOR FURTHER INFORMATION:

Investor Relations

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com